UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Santiago, April 27, 2007

Mr.
Superintendent
Chilean Securities and Insurance Superintendent’s Office
Present

Ref.:	IMPORTANT EVENT
Masisa S.A.
(Securities Registry Nº 825)

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law N° 18,045 and in General Rule N° 30, and Bulletin Nº 660 of the Chilean Securities and Insurance Superintendent’s Office (Superintendencia de Valores y Seguros), being duly authorized, I hereby inform as an important event, the following agreement approved in Masisa S.A. Ordinary Shareholder’s Meeting held on April 27, 2007 (“the Meeting”):

The payment of a minimum mandatory dividend and of an additional dividend, with charge to the distributable net income of the period ended on December 31, 2006. The total amount of the dividend to be distributed is US$12,466,914.79, equal to 50% of the distributable net income for the 2006 exercise (30% for minimum mandatory dividend and 20% for the additional dividend). Therefore, the total dividend per share will be US$ 0.0021996229.

The dividend will be paid on May 25, 2007, and the shareholders which have been registered under the Masisa S.A. Shareholder's Registry by May 18, 2007, will have such right. The dividend will be paid in Chilean Pesos (pesos chilenos), according to the exchange rate "Observed Dollar" (dólar observado) published in the Official Gazette of Chile (Diario Oficial) on May 18, 2007.

The notification, through which the shareholder’s will be communicated about the agreement adopted at the Meeting regarding said dividend and its payment manner, will be timely published in La Segunda newspaper of Santiago.

Respectfully,

Patricio Reyes Urrutia
Corporate Legal Counsel
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel